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EXHIBIT 12.1

PACCAR Financial Corp.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
PURSUANT TO SEC REPORTING REQUIREMENTS
(Thousands of Dollars)

	Year ended December 31
	2000	1999*	1998*	1997*	1996*
FIXED CHARGES
Interest expense	$205,548	$151,117	$125,401	$112,180	$108,646
Portion of rentals deemed interest	1,068	1,036	916	759	741

TOTAL FIXED CHARGES	$206,616	$152,153	$126,317	$112,939	$109,387

EARNINGS
Income before taxes	$53,976	$61,548	$47,326	$56,982	$57,176
FIXED CHARGES	206,616	152,153	126,317	112,939	109,387

EARNINGS AS DEFINED	$260,592	$213,701	$173,643	$169,921	$166,563

RATIO OF EARNINGS TO FIXED CHARGES (1)	1.26x	1.40x	1.37x	1.50x	1.52x

*
The years ended December 31, 1999, 1998, 1997 and 1996, respectively, Computation of Ratio of Earnings to Fixed Charges Pursuant to SEC Reporting Requirements has been restated to reflect the business combination described in Item 1.

(1)
The method of computing the ratio of earnings to fixed charges shown above complies with SEC reporting requirements but differs from the method called for in the Support Agreement between the Company and PACCAR. See Exhibit 12.2.

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PACCAR Financial Corp. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES PURSUANT TO SEC REPORTING REQUIREMENTS (Thousands of Dollars)